Boston   Brussels   Chicago   Düsseldorf   Frankfurt   Houston   London   Los Angeles   Miami

Milan   Munich   New York   Orange County   Paris   Rome   Seoul   Silicon Valley   Washington, D.C.

Strategic alliance with MWE China Law Offices (Shanghai)

Elliott M. Smith Attorney at Law Emsmith@mwe.com +1 212 547 5758

December 22, 2015

VIA Hand Delivery
AND EDGAR

Jennifer Lopez-Molina

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Landcadia Holdings, Inc. Draft Registration Statement on Form S-1 Submitted November 12, 2015 CIK No. 0001653247

Dear Ms. Lopez-Molina:

On behalf of Landcadia Holdings, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail, dated December 11, 2015, relating to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on November 12, 2015 (the “Draft S-1”).

The Company is concurrently submitting via EDGAR an Amendment No. 1 to the Draft Registration Statement (the “Amended Draft S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Amended Draft S-1 marked to show changes from the Draft S-1.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amended Draft S-1.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

United States Securities and Exchange Commission

December 22, 2015

Response: The Company respectfully advises the Staff that, to date, neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company represents to the extent that there are any written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide them to the Commission for review.

2.	Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response: The Company has revised the registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

3.	We note your disclosure that you “cannot guarantee that [y]our securities will be approved for listing on NASDAQ” and that you intend to “apply to have [y]our units listed on . . . NASDAQ . . . on or promptly after the date of this prospectus.” Please tell us whether you intend to apply for listing and know before this registration statement is effective whether NASDAQ has approved your listing application. In this regard, we note that you discuss a number of conditions and limitations by which you will be required to abide if you obtain and maintain such listing, such as the 80% limitation. Please confirm you will file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

Response: The Company has revised the disclosure on the prospectus cover page and pages 31, 119 and 129 of the prospectus to reflect that the Company has submitted its application for listing on NASDAQ. The Company expects to know before the registration statement is effective whether NASDAQ has approved the Company’s listing application. The Company confirms that it will file a pre-effective amendment to the registration statement to reflect applicable changes to its disclosure if the Company’s NASDAQ listing application is not approved.

Prospectus Cover Page

4.	Please disclose on the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern. Also, please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital and discuss this estimate in your “Risk Factors” and “Management’s Discussion and Analysis” sections.

United States Securities and Exchange Commission

December 22, 2015

Response: The Company has revised the disclosure on the prospectus cover page to state that the report of the Company’s independent registered public accounting firm on the Company’s financial statements includes an explanatory paragraph that expresses substantial doubt about the Company’s ability to continue as a “going concern.” In addition, the Company has revised the disclosure on pages 27 and 67 to state that the Company believes that it can continue to operate without obtaining additional working capital until the consummation of this offering.

Prospectus Summary

5.	Please balance your disclosure about management’s experience and strategy by including a brief description of the risks that you face.

Response: The Company has revised pages 5-6 of the prospectus to include a brief description of the risks that the Company faces.

6.	Please provide the basis for your statement that Mr. Fertitta is “one of the foremost authorities in the dining, hospitality, entertainment and gaming industries.”

Response: In response to the Staff’s comment, the Company is delivering to the Staff supporting materials regarding Mr. Fertitta’s experience in the dining, hospitality, entertainment and gaming industries.

7.	Please disclose that each of your officers and directors will also allocate their time to other businesses, and disclose, here and elsewhere in your prospectus, including but not limited to the risk factor on page 41, the amount of time they expect each to spend on your business.

Response: The Company has revised page 3 of the prospectus to disclose that the Company’s officers and directors will also allocate their time to other businesses. The Company respectfully advises the Staff that the amount of time that Messrs. Fertitta, Handler or any of the Company’s other executive officers or directors will devote in any time period will vary based on whether a target business has been selected for the Company’s initial business combination and the current stage of the business combination process. The Company has revised the disclosure on pages 3, 43 and 71 of the prospectus to state that the Company’s executive officers and directors intend to devote as much of their time as they deem necessary to the Company’s affairs until the Company has completed its initial business combination.

United States Securities and Exchange Commission

December 22, 2015

The Offering, page 6

8.	Please provide additional detail about when certain founder shares will be forfeited, including how the underwriters’ exercise of the over-allotment option will affect the forfeiture of these shares.

Response: The Company has revised the disclosure on pages 8 and 11 of the prospectus to disclose that the founder shares subject to forfeiture will be forfeited upon the earlier to occur of the expiration or termination of the underwriters’ over-allotment option. The Company respectfully advises the Staff that, at such time, the Company’s initial stockholders will forfeit founder shares in such an amount so as to maintain the ownership of such initial stockholders at 20% of the Company’s issued and outstanding shares of common stock upon the consummation of this offering and any exercise of the underwriters’ over-allotment option.

Founder Shares, page 9

9.	We note your disclosure here and throughout your prospectus that your initial stockholders have agreed, among other things, to vote their founder shares and any public shares, in favor of any proposed business combination. Please revise your disclosure to clarify whether these and any related commitments were part of written agreements, and if so, please file such agreements as exhibits to the registration statement.

Response: The Company has revised the disclosure throughout the prospectus to clarify that the initial stockholders will agree to vote their founder shares and any public shares purchased during or after this offering in favor of the Company’s initial business combination pursuant to written agreements with the Company. The Company respectfully advises the Staff that these agreements will be entered into on the day that the Commission declares the registration statement effective. The Company has filed forms of these agreements as Exhibits 10.2(a) and 10.2(b) to the registration statement.

Proceeds to be held in trust account, page 12

10.	We note your disclosure that “[b]ased on current interest rates, [you] do not expect that the interest earned on the trust account, net of income taxes, will be sufficient to pay Delaware franchise taxes for 2016.” Please disclose the source of funds that you expect to use to pay Delaware franchise taxes. Additionally, if you expect to use all interest generated from the trust account to pay taxes such that there will not be any interest available to utilize in redemption or liquidation of shares, please clarify this fact throughout the filing.

United States Securities and Exchange Commission

December 22, 2015

Response: The Company has revised pages 14-15, 58 and 66 of the prospectus to disclose that (i) to the extent that the interest earned on the trust account, net of income taxes, is not sufficient to pay Delaware franchise taxes for 2016, the Company could pay such franchise taxes with a combination of funds from the interest earned on the trust account (net of income taxes), working capital held outside the trust account and/or loans which may be made to the Company by the Company’s sponsors or an affiliate of the Company’s sponsors or certain of the Company’s officers and directors. The Company has also revised pages 14-15, 58 and 66 of the prospectus to disclose that the Company expects that it will use all of the interest generated on the funds held in the trust account to pay taxes and that, as a result, the Company expects that such interest will not be a part of the redemption or liquidating distributions described in the prospectus.

Manner of Conducting Redemptions, page 16

11.	Here or in another appropriate section of your document, please clarify whether the $5,000,001 of net intangible assets is calculated before or after you pay your underwriters fees and commissions.

Response: The Company has revised the disclosure throughout the prospectus to clarify that, in connection with a proposed business combination, the determination of whether the Company satisfies any net tangible asset or cash requirement would take into account payment in full of the deferred underwriting commissions upon consummation of such business combination.

12.	We note your disclosure in the penultimate paragraph on page 16 that if you seek shareholder approval for an initial business combination that “your initial stockholders have agreed to vote their founder shares and any public shares purchased during or after this offering in favor of our initial business combination.” Please clarify here, as you do on page 26, that you have a higher likelihood of receiving the required stockholder approval, since your initial stockholders will own 20% of your outstanding shares of common stock immediately following the completion of this offering.

Response: The Company has revised page 18 of the prospectus to clarify that, if the Company seeks stockholder approval of an initial business combination, it is more likely that the necessary stockholder approval will be received than would be the case if the Company’s sponsors, officers, directors and director nominees agreed to vote their founder shares and public shares, as applicable, in accordance with the majority of the votes cast by the Company’s public stockholders.

Limited Payment to Insiders, page 20

United States Securities and Exchange Commission

December 22, 2015

13.	Please clarify the source of the funds to be used to pay the loans to insiders. In this regard, we note your disclosures on page 56 that the loan will be repaid “out of the $900,000 of offering proceeds” and on page F-14 that the Sponsor loans are due “on the earlier of March 31, 2016 or the completion of the Proposed Offering.” Emphasis added.

Response: The Company has clarified on pages 59 and 64 that the loans from the sponsors will be paid using funds from the initial public offering and concurrent private placement that are held outside of the trust account.

Risk Factors

NASDAQ may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions… page 29

14.	In an appropriate place in your prospectus, please disclose whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if you do not maintain your NASDAQ listing and Exchange Act registration. If so, please indicate what, if any, document requires you to do so and whether that document can be changed.

Response: The Company respectfully submits that on page 78 of the prospectus, the Company states, “If we decide to seek stockholder approval, we will, pursuant to our amended and restated certificate of incorporation: [i] conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and [ii] file proxy materials with the SEC.” This requirement will be provided for in Section 9.2(b) of the Company’s second amended and restated certificate of incorporation. As disclosed on pages 20-21, 48 and 115 of the prospectus, this section of the Company’s charter may only be amended with the affirmative vote of 65% of the outstanding shares of the Company’s common stock, voting as a single class.

Our directors may decide not to enforce the indemnification obligations of our sponsor …, page 33

15.	Please also disclose the risks associated with the fact that you have not independently verified whether your sponsor has sufficient funds to satisfy its indemnity obligations, and that you have not asked your sponsor to reserve for this eventuality, as you state in the prospectus summary on page 22.

United States Securities and Exchange Commission

December 22, 2015

Response: The Company has revised the risk factor on page 35 of the prospectus to state that it has not independently verified whether the sponsors have sufficient funds to satisfy their indemnity obligations.

We may attempt to simultaneously complete business combinations with multiple prospective targets, which may hinder our ability to complete our business combination and give rise to increased costs and risks that could negatively impact our operations and profitability, page 44

16.	Please clarify here, as you do on page 4, that you do not intend to purchase multiple businesses in unrelated industries.

Response: The Company has clarified on page 47 of the prospectus that it does not intend to purchase multiple businesses in unrelated industries.

Tendering stock certificates in connection with redemption rights or a tender offer, page 76

17.	Please give greater prominence to your disclosure that public shareholders seeking to exercise their redemption rights may be required to tender their certificates or deliver their shares to perfect their redemption rights, by including the disclosure in the summary of your filing.

Response: The Company has included disclosure on page 19 in the summary section of the prospectus that pubic stockholders seeking to exercise their redemption rights may be required to tender their certificates or deliver their shares to perfect their redemption rights.

Election to Remain an Investor, page 85

18.	Please expand the disclosure in the middle column of this row to clarify the amount of time that you are required to give investors to consider whether to elect to redeem their shares.

Response: The Company has expanded the disclosure in the middle column of the “Election to Remain an Investor” row to clarify the amount of time that the Company is required to give investors to consider whether to elect to redeem their shares.

Release of Funds, page 86

19.	Please clarify whether (1) the funds released to you upon completion of a business combination include the funds that will then be paid to redeeming shareholders, or (2) the trustee will directly send the appropriate portion of the amount held in trust to the redeeming shareholder at the time of the business combination.

United States Securities and Exchange Commission

December 22, 2015

Response: The Company has clarified on pages 21 and 90 of the prospectus that the trustee will directly send the appropriate portion of the funds released from the trust account upon completion of an initial business combination to public stockholders who exercise their redemption rights. As such, the revised disclosure clarifies that the Company will not receive any funds that are due to redeeming stockholders.

Management, page 90

20.	Please include dates to disclose Mr. Fertitta’s business experience during the past five years. Please refer to Item 401(e) of Regulation S-K.

Response: The Company has included the dates of Mr. Fertitta’s business experience during the past five years on page 94 of the prospectus.

Principal Stockholders, page 98

21.	We note your disclosure on page 121 that your sponsor, executive officers and directors are deemed to be your “promoters.” Here or in another appropriate place in your registration statement, please provide the information required by Item 404(c) of Regulation S-K.

Response: The Company has provided a cross-reference to the appropriate disclosure on page 103 of the prospectus.

Description of Securities, page 103

22.	Please briefly describe the factors that Jefferies LLC and Deutsche Bank Securities Inc. will consider in determining whether to allow for earlier separate trading. Please also disclose whether Jefferies may have a conflict of interest in determining whether to allow for earlier separate trading and how any such conflict will be resolved.

Response: The Company acknowledges the Staff’s comment regarding potential conflicts of interest and respectfully submits that Jefferies LLC (“Jefferies”) does not have a conflict of interest with respect to the decision to allow for earlier separate trading of the units that will be registered under the Amended Draft S-1. Upon completion of the offering, Leucadia National Corporation (“Leucadia”), a sponsor of the Company and the parent of Jefferies, will not own any units or any shares of Class A common stock or warrants comprising the units. Rather, Leucadia’s ownership of securities of the Company will be comprised of: (1) shares of Class F common stock and (2) unregistered warrants that cannot be exercised for Class A common stock until the later of (a) 30 days after the completion of the Company’s initial business combination and (b) 12 months from the completion of the offering.

United States Securities and Exchange Commission

December 22, 2015

In determining whether to allow earlier separate trading of the units, Jefferies and Deutsche Bank Securities Inc. will principally consider whether the Company has complied with its requirement to file a Form 8-K with an audited balance sheet reflecting the receipt of the gross proceeds of the offering and trading volume and information.

Statements of Cash Flows, page F-6

23.	Please tell us why the non-cash financing activity described as “Stock issuance” is presented for all periods. In this regard, we assume the only non-cash financing activity through June 30, 2015 was shares issued to a Sponsor for a $1,000 note receivable. According to Note 3, this transaction occurred in 2008.

Response: The Company has revised the Statements of Cash Flows to remove the presentation of this non-cash financing activity.

Item 15: Recent Sales of Unregistered Securities, page ii-2

24.	Please expand your disclosure regarding the private placement that will close simultaneously with this offering and indicate the section of the Securities Act or the rule of the Commission under which exemption from registration will be claimed and state briefly the facts relied upon to make the exemption available. Please refer to Item 701(d) of Regulation S-K.

Response: The Company has expanded the disclosure on page II-3 of the registration statement regarding the private placement that will close simultaneously with this offering and to indicate the exemption from registration under the Securities Act relied upon.

Please contact me at 212-547-5758 if you have any questions or require any additional information in connection with this letter or the Amended Draft S-1.

Sincerely,

/s/ Elliott M. Smith

Elliott M. Smith

cc: Mara L. Ransom, Assistant Director, Office of Consumer Products